Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended April 30,		For the Nine Months Ended April 30,
	2021	2020	2021	2020
Net income available to stockholders	$2,227	$4,648	$10,510	$13,014
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(99)	(234)	(495)	(655)
Earnings available to common shareholders	$2,128	$4,414	$10,015	$12,359
Shares Calculation
Average shares outstanding - Basic Common	5,133	5,126	5,144	5,152
Average shares outstanding - Basic Class B Common	1,925	2,036	1,928	2,042
Potential Common Stock - Basic Common - relating to non-vested restricted stock	109	98	112	91
Potential Common Stock - Basic Class B Common - relating to non-vested restricted stock	40	28	41	25
Average shares outstanding - Assuming dilution	7,207	7,288	7,225	7,310
Net Income Per Share: Basic Common	$0.32	$0.66	$1.52	$1.85
Net Income Per Share: Basic Class B Common	$0.24	$0.50	$1.14	$1.39
Net Income Per Share: Diluted Common	$0.32	$0.65	$1.49	$1.82
Net Income Per Share: Diluted Class B Common	$0.24	$0.49	$1.11	$1.37

(1) Our Form 10-Q for three and nine months ended April 30, 2021 and 2020 reflects a change in presentation for net income per share. We have historically disclosed net income per share for our diluted Common and Class B Common shares in total. As we have two classes of common shares, we have elected to change our net income per share presentation to reflect net income per share for both of our classes of common shares - our diluted Common shares and our diluted Class B Common shares.

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